Exhibit 99.1

OKYO Pharma Announces Appointment of William A. Clementi as Chief Operating Officer

LONDON and NEW YORK, July 27, 2023— OKYO Pharma Limited (Nasdaq: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, is pleased to announce that it has appointed William A. Clementi, Pharm.D., FCP as Chief Operating Officer. Mr Clementi will formally take up the COO role effective September 1, 2023. Mr. Clementi’s extensive experience in the pharmaceutical industry and his achievements make him a valuable addition to the OKYO Pharma team.

Dr. Clementi has followed a science-driven career path since completing his NIH Training Fellowship (under John L. McNay M.D. and Thomas M. Ludden Ph.D.) Upon completing his Fellowship research in drug metabolism and vascular smooth muscle relaxation, Dr. Clementi joined the University of Texas Graduate School of Biomedical Sciences (UTGBS) faculty and the College of Pharmacy faculty in Austin, Tx, in the Departments of Medicine and Pharmacology at the Health Sciences Center in San Antonio. His primary responsibilities were interdisciplinary, and he led innovative programs in the Colleges with teaching, research, and clinical commitments. Dr. Clementi directed the Clinical Pharmacokinetic Consultation Service, providing novel computer-based drug dosing to the acute care settings at two major teaching hospitals.

Dr. Clementi continued his career in the pharmaceutical industry, joining Synthelabo and the U.S. affiliate Lorex Pharmaceuticals, where he held the Worldwide Director of Market Development position. Lorex and Synthelabo launched three EMA and FDA-approved products (betaxolol, zolpidem, and alfuzosin).

In 1991 Dr. Clementi established a regulatory consulting company, Clementi & Associates, Ltd. (dba as Clementi Ltd). Clementi Ltd. provides regulatory and clinical consultation to small companies developing drugs, biologics, cell-based therapies, organ sustainability products and contrast media for medical imaging. Clementi Ltd. has experience with required regulatory submission standards and processes, including orphan designation, exploratory INDs, expanded access INDs, and combination drug-drug and device-drug products. Clementi Ltd also provides high-level cGMP and GCP oversight.

Dr. Clementi is a graduate of Boston University and the University of Texas and the College of Pharmacy.

Dr. Clementi stated “OKYO represents a unique opportunity in the expanding biotechnology arena with a novel product for DED. I am excited to apply my regulatory and drug development experience and skills to OKYO and contribute to the leadership team. I believe it will be a productive collaboration with Dr. Jacobs to accelerate the development of OKYO’s first product by achieving market authorization with a “first pass” NDA approval of the lead DED indication. Topical therapies present new challenges clinically which are best managed with strategic interdisciplinary approaches. My interdisciplinary cross cutting background will contribute, hopefully, to OKYO’s growth and expanding portfolio.”

In response to the appointment, CEO Gary Jacobs expressed his enthusiasm. “We are delighted to welcome William Clementi to OKYO Pharma as our new Chief Operating Officer. His regulatory knowledge, drug development experience, and commitment to innovation align perfectly with our company’s vision. As we continue to progress our portfolio of groundbreaking therapeutics, I am confident that Dr. Clementi’s contributions will play a pivotal role in driving OKYO Pharma’s growth and success. Dr. Clementi’s appointment comes at a crucial time for OKYO Pharma, with significant milestones on the horizon. His leadership and operational acumen are expected to strengthen the company’s position in the pharmaceutical market and accelerate the development and commercialization of transformative treatments.”

About OKYO

OKYO Pharma Limited (Nasdaq: OKYO) is a life sciences company focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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